Mail Stop 4561

January 24, 2007

Mr. Maxim C. W. Webb
Chief Financial Officer
Pico Holdings, Inc.
875 Prospect Street, Suite 301
La Jolla, CA  92037

      **Re:    Pico Holdings, Inc.**
                **Form 10-K for the year ended December 31, 2005**
                **File No. 033-36383**

Dear Mr. Webb:

We have completed our review of the above referenced filing and have no further comments at this time.

                    Sincerely,


                    Linda van Doorn
                    Senior Assistant Chief Accountant